SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EMTEC, INC.

(Name of Subject Company (Issuer))

EMTEC, INC.

(Names of Filing Persons (Issuer))

Common Sock, $0.01 par value

(Title of Class of Securities)

292468 10 5

(CUSIP Number of Class of Securities)

John P. Howlett

Chairman and Chief Executive Officer

Emtec, Inc.

572 Whitehead Road, Bldg. # 1

Trenton, New Jersey 08619

(609) 528-8500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ira Roxland, Esq.

Sonnenschein Nath & Rosenthal LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6700

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not applicable *	Not applicable *

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form of Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Contacts:

John Howlett	Sam Bhatt
Chief Executive Officer	Vice President - Finance
Emtec, Inc.	Emtec, Inc.
Tel: 609-528-8500	Tel: 609-528-8500
Fax: 866-422-3640	Fax: 815-346-7605
Email:john_howlett@emtecinc.com	Email:sam_bhatt@emtecinc.com
Website: www.emtecinc.com	Website: www.emtecinc.com

EMTEC, INC. ANNOUNCES AGREEMENT TO MERGE

WITH DARR WESTWOOD TECHNOLOGY CORPORATION

Combination will Expand Scope and Geographic Presence

TRENTON, N.J., July 14, 2005 – Emtec, Inc. (OTCBB:ETEC), a systems integrator providing technology solutions to enable customers to effectively use and manage data to grow their business, announced today that it signed a definitive agreement to merge with DARR Westwood Technology Corporation, the parent company of Westwood Computer Corporation (Westwood).

Westwood, headquartered in Springfield, New Jersey and established in 1964, is a privately held information technology company and a leading supplier of IT products and services to the Federal Government. It has been recognized as one of the top 20 General Service Administration vendors in the IT industry during each of the past eight years and was named in data compiled by the GSA as the ninth largest such vendor for the Federal Government’s 2004 fiscal year. The company has additional locations in Virginia and New York, as well as five regional offices in the South and Western United States.

The combined company will continue to operate as Emtec under the ticker symbol ETEC. Westwood’s revenues for the twelve months ended August 31, 2004 were $129.87 million. Emtec’s revenues for its fiscal year ended March 31, 2005, were $112.70 Million.

Upon effectiveness of the merger, which is expected to occur within the next several weeks, DARR Westwood’s shareholders will acquire approximately 55% of Emtec’s then issued and outstanding shares of common stock and Emtec’s board of directors will be comprised solely of DARR Westwood’s designees, thereby resulting in a change of control of Emtec. Dinesh Desai, Chairman of Westwood, will become the Chairman and CEO of Emtec. John Howlett and Ron Seitz, currently Emtec’s CEO and COO, respectively, will remain with the combined company in the respective roles of President, Emtec Northeast, and President, Emtec Southeast. Keith Grabel, President of Westwood, will continue in his current position.

Completion of the merger is subject, among other matters, to regulatory filings and the expiration of a subsequent 10 day waiting period. Subject to the receipt of institutional financing, which is also a condition to the completion of the merger, Emtec will initiate a self tender offer to repurchase up to 2,864,584 shares of its then issued and outstanding common stock having an aggregate purchase price of up to $5.50 million at a price of $1.92 per share.

1

“We are optimistic about the prospects for Emtec as a result of this merger,” said John Howlett, CEO of Emtec. “Emtec already has market diversification in commercial, education, and state and local government accounts. With the Westwood merger, Emtec adds a significant diversification into the Federal market space. Additionally, we expect to use Emtec’s services expertise to ramp up services across Westwood’s Federal Government accounts.”

“When we acquired Westwood Computer Corporation in April, 2004, we had a goal to create an information technology services company. With this merger, we will have created a strong, stable platform for growth with over $240 Million in revenue and management depth. We will have an expanded array of products through our strategic partners and technology solutions to offer our clients.” said Mr. Desai.

About Emtec, Inc.

Emtec, Inc. established in 1981, is a systems integrator focused on providing technology solutions that enable its customers to effectively use and manage their data to grow their businesses. Our areas of specialization in information technology (“IT”) include Communications (IP Telephony, Wireless Connectivity, Cabling, Network Infrastructure), Data Availability (Remote Access, Messaging, Management), Enterprise Computing (Enterprise Architecture, High Availability, Server Consolidation, Data Management), and Managed Services (Network Monitoring, Help Desk). Emtec’s solutions are crafted to enable our customers to become more efficient and effective, thereby giving them a competitive advantage.

# # #

Emtec’s shareholders and other interested parties are urged to read Emtec’s offer to purchase and other relevant documents filed with the SEC when they become available because they will contain important information. Emtec’s shareholders will be able to obtain such documents free of charge at the SEC’s web site: www.sec.gov or from Emtec at 572 Whitehead Road, Bldg. # 1, Trenton, New Jersey 08619, Attn: Sam Bhatt.

# # #

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Emtec, Inc. (“the Company”), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company’s future operating results are dependent upon many factors, including but not limited to the Company’s ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company’s control; and (iv) other risk factors discussed in the Company’s periodic filings with the Securities and Exchange Commission which are available for review at www.sec.gov under “Search for Company Filings.”

2